
SEC MAIL PROCESSING
RECEIVED
JUN 29 2006
WASH, D.C. 199 SECTION

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549


06041007

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].

For the fiscal year ended December 31, 2005

OR

[ ] TRANSACTION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the transaction period from _______ to _______.

Commission file number: 0-25756

A. Full title of the plan and address of the plan, if different from that of the issuer named below:

IBERIABANK Corporation Retirement Savings Plan
(formerly, ISB Financial Corporation Profit Sharing Plan and Trust)

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

IBERIABANK Corporation
200 West Congress Street
Lafayette, Louisiana 70501

As filed on June 29, 2006

Item 1. Financial Statements and Exhibits.

(a) Financial statements (filed in Exhibit 1 hereto):

Report of Independent Registered Public Accounting Firm

Statements of Net Assets Available for Benefits

Statements of Changes in Net Assets Available for Benefits

Notes to Financial Statements

Supplementary Schedules:
Schedule of Assets (Held at End of Year)
Schedule of Reportable Transactions

(b) Exhibits:

1. Financial statements required by Item 1(a)

2. Consent of independent registered public accounting firm

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the IBERIABANK Corporation Retirement Savings Plan Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

IBERIABANK CORPORATION
RETIREMENT SAVINGS PLAN



June 28, 2006

By: ______________________
Name: Greg Rizzuto
Title: Chairman of the Plan Administration and Investment Committee

Exhibit 1

Financial Statements


Castaing Hussey & Lolan, LLC
— Certified Public Accountants

Samuel R. Lolan, CPA
Lori D. Percle, CPA
Debbie B. Taylor, CPA
Katherine H. Armentor, CPA

Charles E. Castaing, CPA, Retired
Roger E. Hussey, CPA, Retired

Robin G. Freyou, CPA
Shalee M. Landry, CPA
Danielle R. Moreau, CPA

Report of Independent Registered Public Accounting Firm

To the Trustees and Participants of the
IBERIABANK Corporation Retirement Savings Plan
Lafayette, LA

We have audited the accompanying statements of net assets available for benefits of the IBERIABANK Corporation Retirement Savings Plan as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the IBERIABANK Corporation Retirement Savings Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes at end of year and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole

Castaing Hussey & Lolan LLC

New Iberia, Louisiana
June 2, 2006

525 Weeks Street • P.O. Box 14240 • New Iberia, Louisiana 70562-4240
Ph.: 337-364-7221 • Fax: 337-364-7235 • email: info@chlcpa.com

Exhibit A

IBERIABANK CORPORATION
RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS **DECEMBER 31, 2005 AND 2004**

	2005	2004
ASSETS		
Participant-Directed Investments (Note 3)	$ 38,970,304	$ 13,594,737
Participant Loans	991,305	456,083
Receivables:		
Accrued Interest and Dividends	169,350	44,190
TOTAL ASSETS	40,130,959	14,095,010
LIABILITIES		
Dividends Payable	29,692	-
TOTAL LIABILITIES	29,692	-
NET ASSETS AVAILABLE FOR BENEFITS	$ 40,101,267	$ 14,095,010

The accompanying notes are an integral part of these financial statements.

Exhibit B

IBERIABANK CORPORATION
RETIREMENT SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

	2005	2004
ADDITIONS		
Additions to net assets attributed to:		
Investment Income:		
Net appreciation in fair value of investments (Note 3)	$ 2,932,945	$ 1,047,916
Interest	144,157	112,101
Dividends	619,226	235,750
Total Investment Income	3,696,328	1,395,767
Contributions:		
Participant	1,384,535	1,169,806
Rollover	620,889	288,002
Total Contributions	2,005,424	1,457,808
TOTAL ADDITIONS	5,701,752	2,853,575
DEDUCTIONS		
Deductions from net assets attributed to:		
Benefits paid to participants	2,217,797	626,163
Administrative Expenses	4,585	1,710
TOTAL DEDUCTIONS	2,222,382	627,873
ASSETS TRANSFERRED IN FROM ESOP	22,526,887	0
NET INCREASE DURING YEAR	26,006,257	2,225,702
NET ASSETS AVAILABLE FOR BENEFITS:		
Beginning of Year	14,095,010	11,869,308
End of Year	$ 40,101,267	$ 14,095,010

The accompanying notes are an integral part of these financial statements.

IBERIABANK CORPORATION
RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS — DECEMBER 31, 2005 AND 2004

NOTE 1 – PLAN DESCRIPTION:

The following description of the IBERIABANK Corporation Retirement Savings Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General. The Plan is a defined contribution plan established in 1982. In 2005, the IBERIABANK Corporation Employee Stock Ownership Plan merged into the IBERIABANK Corporation Profit Sharing Plan and Trust, and the merged plan was renamed the IBERIABANK Corporation Retirement Savings Plan. In the same year the Plan was amended to create an employee stock ownership plan within the Plan, represented by the assets held in the form of employer securities. Participants are allowed to direct the investment of all of their account balance into various investment options offered by the plan. All employees of participating employers are eligible to participate in the plan provided they are age 18 or older. Any entity, whether an affiliate or subsidiary of IBERIABANK Corporation or not, may adopt this Plan and become a participating employer. The participating employers are IBERIABANK, Iberia Financial Services, LLC, and Acadiana Holdings, LLC. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions. Participants may contribute up to 100 percent of pretax annual compensation in the form of a salary reduction, as defined by the Plan. Participants who have attained age 50 before then end of the Plan year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified plans. The employer may make a discretionary matching contribution equal to a percentage of the amount of the salary reduction elected by the participant. In addition, the employer may make an additional discretionary contribution based on a percentage of annual compensation. Contributions are subject to certain IRS limitations.

Participant Accounts. Each participant's account is credited with the participant's contribution and allocations of (a) the employer's contribution, and (b) the earnings from the participant's investment accounts, and (c) forfeitures of terminated participants' nonvested accounts. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting. Participants are immediately vested in their contributions plus actual earnings thereon and in all dividends paid on employer securities. Vesting in the employer's matching and discretionary contribution portions of their accounts plus actual earnings thereon is based on years of continuous service. A participant is 100 percent vested after 6 years of credited service. Prior to death or retirement, participants vest in employer contributions and related earnings in accordance with the following schedule:

Years of Service	Vested Percent
Less than 2 years	0%
2 years	20%
3 years	40%
4 years	60%
5 years	80%
6 years	100%

NOTE 1 – PLAN DESCRIPTION (Continued):

On the occurrence of death, retirement, or Plan termination, a participant becomes fully vested in employer contributions and related earnings.

Investment Options. During 2005, a participant could direct all or a portion of their vested account balance in any of the following eight investment options. All investments with the exception of the IBERIABANK Corporation Stock were liquidated on December 31, 2005 to facilitate the conversion to a new third party administrator, Principal Financial Group, as of January 3, 2006.

Merrill Lynch Retirement Preservation Trust. Funds are invested in a broadly diversified portfolio of Guaranteed Investment Contracts (GICs) and in high-quality money-market securities.

Merrill Lynch US Government Mortgage Fund. Funds are invested in Class A shares of a registered investment company that invests in U.S. Government and Government agency securities, including Government National Mortgage Association (GNMA) mortgage-backed certificates and other mortgage backed government securities.

Merrill Lynch Basic Value Fund. Funds are invested in Class A shares of a registered investment company that invests in securities, primarily equities, that management of the fund believes are undervalued and therefore represent basic investment value.

Merrill Lynch Global Allocation Fund. Funds are invested in Class A shares of a registered investment company that invests in U.S. and foreign equity, debt and money market securities.

John Hancock Small Cap Growth Fund. Funds are invested in Class A shares of a registered investment company that invests in small-capitalization companies. Managers of the fund use fundamental financial analysis to identify rapidly growing companies.

Alliance Bernstein Large Cap Growth Fund. Funds are invested in Class A shares of a registered investment company that invests in common stock of large U.S. companies. The Fund focuses on a relatively small number of intensively researched companies.

Merrill Lynch Global Value Fund. Funds are invested in Class A shares of a registered investment company that invests in foreign and domestic equity securities focusing on investments in common stock that appear to be undervalued.

IBERIABANK Corporation Stock. Funds are invested in common stock of IBERIABANK Corporation.

IBERIABANK CORPORATION
RETIREMENT SAVINGS PLAN

NOTE 1 – PLAN DESCRIPTION (Continued):

Participants will be eligible to diversify their accounts among 20 funds offered by Principal Financial Group in addition to employer securities in 2006.

Participants may change their investment options daily. At certain times, funds will be held temporarily in money market deposit accounts pending allocation into the various funds as directed by the participants.

Participant Loans. Participants may borrow from their fund accounts up to the lesser of $50,000 or 50 percent of their vested account balance. Loan terms range from six months to five years or up to 30 years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates. Principal and interest are paid ratably through bi-weekly payroll deductions.

Payment of Benefits. On termination of service due to death, disability, retirement or termination of employment, a participant may elect to receive a lump-sum distribution or annual installments as indicated in the plan document.

Forfeited Accounts. Forfeited non-vested amounts totaled $85,431 and $42 at December 31, 2005 and 2004, respectively. Forfeitures of employer contributions shall be used to reinstate previously forfeited account balances of former participants, to make up contributions for any eligible employees erroneously omitted from the plan, to offset employer contributions, to offset administrative costs or to allocate to participants in the same manner as employer contributions.

ESOP Features. The plan was amended on June 29, 2005 to establish the Employer Securities Fund, which shall constitute a plan that is an employer stock ownership plan, intended to meet the requirements of Code Section 4975(e)(7). The assets will be invested primarily or solely in common stock issued by the employer. Each participant is entitled to elect whether dividends shall be distributed to the participant or reinvested in Employer securities. The participant will retain voting rights with respect to Employer securities allocated to his or her account.

Put Ownership. Under Federal income tax regulations, the employer stock that is held by the Plan and its participants and is not readily tradable on an established market, or is subject to trading limitations includes a put option. The put option is the right to demand that the Company buy any shares of is stock from participants for which there is no market. The put price is the representative of the fair market value of the stock. The Company can pay for the purchase with interest over a period of five years. The purpose of the put option is to ensure that the participant has the ability to ultimately obtain cash.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Basis of Accounting - These financial statements are prepared on the accrual basis of accounting.

**IBERIABANK CORPORATION
RETIREMENT SAVINGS PLAN**

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued):

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results may differ from those estimates.

Investment Valuation and Income Recognition - Investments are stated at fair market value, using quoted market prices. Participant notes receivable are valued at their outstanding balance which approximates fair value. Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

Administration – Certain administration costs are paid by the participating employers.

Payment of Benefits - Benefits are recorded when paid.

Risks and Uncertainties – The Plan provides for various investment options in any combination of employer securities and selected funds with registered investment companies. These investments are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with these investments, it is at least reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the Statement of Net Assets Available for Benefits.

NOTE 3 – PARTICIPANT-DIRECTED INVESTMENTS:

The following presents investments that represent 5 percent or more of the Plan's net assets:

	December 31,	
	2005	2004
Merrill Lynch CMA Money Fund	$ 8,170,484	$ -
Merrill Lynch Retirement Preservation Trust 0 and 2,594,003 shares, respectively	-	2,594,003
Merrill Lynch Basic Value Fund 0 and 47,040.672 shares, respectively	-	1,491,189
Merrill Lynch Global Allocation Fund 0 and 44,446.595 shares, respectively	-	732,035
IBERIABANK Corporation 603,799.64 and 137,967.92 shares, respectively	30,799,820	7,324,441

During 2005, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $2,932,945 as follows:

Common Stock	$ 2,806,353
Mutual Funds	126,592
Total	$ 2,932,945

IBERIABANK CORPORATION
RETIREMENT SAVINGS PLAN

NOTE 4 - ALLOCATED AMOUNTS:

At December 31, 2005, there were no amounts allocable to participants who had elected to withdraw from the plan.

NOTE 5 – TAX STATUS:

The Plan obtained its latest determination letter on March 11,1997 in which the Internal Revenue Service stated that the plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan was amended in 2005 and a new determination letter has been requested. The Plan administrator and the plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

NOTE 6 - PLAN TERMINATION:

Although it has not expressed any intent to do so, participating employers have the right under the Plan to discontinue contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100 percent vested in their accounts.

NOTE 7 – RELATED PARTY TRANSACTIONS:

IBERIABANK Insurance Services, a subsidiary of IBERIABANK, is the designated agent of record on certain insurance contracts including the fidelity bond coverage for all pension and welfare plans. The premium paid by IBERIABANK Corporation to IBERIABANK Insurance Services amounted to $8,489 for a three-year policy period beginning in 2003 and was based on customary and reasonable rates.

IBERIABANK provides certain accounting and administrative services to the Plan for which no fees are charged.

NOTE 8 – PLAN MERGER:

Effective April 1, 2005, the IBERIABANK Corporation Employee Stock Ownership Plan (Legacy ESOP) was merged into the existing Profit Sharing Plan to create the IBERIABANK Corporation Retirement Savings Plan. Assets transferred into the Plan consisted of cash in the amount of $117,572 and 398,317 shares of IBERIABANK Corporation stock with a market value of $22,409,315, for a total of $22,526,887 in plan assets.

NOTE 9 – CONCENTRATION OF INVESTMENTS:

The Plan's investment in the shares of IBERIABANK Corporation Common Stock represents approximately 76% and 51% of total plan assets as of December 31, 2005 and 2004, respectively.

The Company is a Louisiana corporation that serves as a bank holding company for IBERIABANK, a Louisiana chartered state commercial bank. Through the Bank, the Company offers commercial and retail products and services to customers throughout the state, including New Orleans, Baton Rouge, Shreveport, Monroe and the Acadiana region of Louisiana.

SUPPLEMENTARY SCHEDULES

IBERIABANK CORPORATION
RETIREMENT SAVINGS PLAN
72-0218470 PLAN 002

SCHEDULE H, LINE 4i -
SCHEDULE OF ASSETS (HELD AT END OF YEAR) DECEMBER 31, 2005

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value
*	Participant Loans	Notes Receivable, ranging from interest rates of 5.00% to 8.00% and maturities of one to thirty years	- 0 -	$ 991,305
	Merrill Lynch	CMA Money Fund		8,170,484
*	IBERIABANK Corporation	603,799.64 Shares Common Stock		30,799,820
	Totals			$ 39,961,609

* Denotes party-in-interest

IBERIABANK CORPORATION
RETIREMENT SAVINGS PLAN
72-0218470 PLAN 002

SCHEDULE H, LINE 4j - SCHEDULE OF REPORTABLE TRANSACTIONS

DECEMBER 31, 2005

(a) Identify of party involved	(b) Description asset	(c) Purchase price	(d) Selling price	(e) Lease rental	(f) Expense incurred	(g) Cost of asset	(h) Current value	(i) Net gain or (loss)
IBERIABANK Corporation Legacy ESOP, transfer of assets on April 1, 2005	IBERIABANK Common Stock, 398,317 shares						$22,409,315	
Plan Administration sale of assets on December 30, 2005	Basic Value Fund, 55,409 shares		$1,713,265			$1,742,023		($28,758)
Plan Administration sale of assets on December 30, 2005	Global Allocation Fund, 57,919 shares		$ 978,257			$ 964,452		$13,805
Plan Administration sale of assets on December 30, 2005	Alliance Bernstein Large Cap Gr Fund, 36,245 shares		$ 754,611			$ 665,188		$89,423
Plan Administration sale of assets on December 30, 2005	ML US Govt Fund A, 45,717 shares		$ 460,370			$ 467,789		($7,419)
Plan Administration sale of assets on December 30, 2005	ML Global Value Fund, 18,294 shares		$ 308,999			$ 240,294		$68,705
Plan Administration sale of assets on December 30, 2005	John Hancock Sm Cap Gr Fund, 59,355 shares		$ 586,426			$ 594,075		($7,649)

Exhibit 2

Consent of Independent
Registered Public Accounting Firm



Castaing
Hussey &
Lolan, LLC
— Certified Public Accountants

Samuel R. Lolan, CPA
Lori D. Percle, CPA
Debbie B. Taylor, CPA
Katherine H. Armentor, CPA

Charles E. Castaing, CPA, *Retired*
Roger E. Hussey, CPA, *Retired*

Robin G. Freyou, CPA
Shalee M. Landry, CPA
Danielle R. Moreau, CPA

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

As an independent registered public accounting firm, we hereby consent to the use in this Form 11-K of our report dated June 2, 2006 and the incorporation by reference of our report in IBERIABANK Corporation's Registration Statements on Form S-8 (File No. 333-79811 and 333-135359).

Castaing Hussey & Lolan LLC

Castaing, Hussey & Lolan, LLC
New Iberia, Louisiana
June 23, 2006

525 Weeks Street • P.O. Box 14240 • New Iberia, Louisiana 70562-4240
Ph.: 337-364-7221 • Fax: 337-364-7235 • email: info@chlcpa.com